UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Advanced Micro Devices, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

007903107

(CUSIP Number)

Mubadala Development Company PJSC
Attention: Shahzad Khan
P.O. Box 45005
Abu Dhabi
United Arab Emirates
+971 2 413 0000

Copies to:

John D. Wilson, Esq.
Shearman & Sterling LLP
535 Mission Street, 25th Floor
San Francisco, CA 94105
(415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 216,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 216,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1  The percentage of the class is based on 795,557,811 shares of common stock of the issuer outstanding as of July 21, 2016, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on July 26, 2016, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016 in the transactions described in Item 4 of this statement. Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

Page 2 of 8 Pages

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 216,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 216,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26%1
14		TYPE OF REPORTING PERSON (See Instructions) PN

_______________
1  The percentage of the class is based on 795,557,811 shares of common stock of the issuer outstanding as of July 21, 2016, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on July 26, 2016, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016 in the transactions described in Item 4 of this statement. Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

Page 3 of 8 Pages

SCHEDULE 13D

CUSIP No. 007903107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) West Coast Hitech G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable.	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 216,906,166
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 216,906,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,906,166
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.26%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

_______________
1  The percentage of the class is based on 795,557,811 shares of common stock of the issuer outstanding as of July 21, 2016, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed on July 26, 2016, plus the warrants to purchase 75,000,000 shares of common stock issued to the Reporting Persons on August 30, 2016 in the transactions described in Item 4 of this statement. Exercise of such warrants is not permitted if doing so would cause the Reporting Person, together with its affiliates, to own more than 19.9% of the outstanding common stock of the issuer at any one time.

Page 4 of 8 Pages

This Amendment No. 6 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on October 16, 2008, as amended prior to the date hereof (the “Original Report”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Advanced Micro Devices, Inc. (the “Issuer”, or “AMD”), with its principal executive offices located at One AMD Place, Sunnyvale, CA 94088-3453.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Report. The Original Report, as amended by this Amendment No. 6, is hereinafter referred to as the “Schedule 13D.”

 The descriptions contained in the Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D and incorporated by reference herein.

The purpose of this Amendment No. 6 is to update Items 3 and 4 to reflect the acquisition of the 2016 Warrants (as defined below) described therein.

 Item 3.                 Source and Amount of Funds or Other Considerations.

The response set forth in Item 3 of the Original Report is hereby amended to add the following:

No cash or other assets were exchanged in consideration for the 2016 Warrants (as defined below).  The 2016 Warrants were issued as part of the consideration for transactions described in Item 4, below.

 Item 4.                 Purpose of Transaction.

The response set forth in Item 4 of the Original Report is hereby amended to add the following:

Pursuant to an amendment to the Agreement (the “Agreement Amendment No. 2”), for so long as Holder owns 10% of the outstanding common stock, or warrants to purchase such stock, of AMD, AMD will (subject to applicable law) cause its board of directors to nominate a person designated by Holder for election to AMD’s board of directors.

In connection with a commercial agreement between AMD and an affiliate of Holder, AMD agreed to grant warrants (the “2016 Warrants”) to an affiliate of Holder to purchase an additional 75,000,000 Shares at an exercise price of $5.98 per Share (as may be adjusted pursuant to the terms of the 2016 Warrants).  The 2016 Warrants were subsequently transferred to Holder.  The 2016 Warrants became exercisable with respect to 50 million Shares upon issue, will become exercisable with respect to 25 million Shares on August 30, 2017 and expire on February 29, 2020.  In addition, Holder may not exercise the 2016 Warrants if doing so would cause it, together with its affiliates, to own more than 19.9% of the outstanding common stock of AMD at any one time.

The total beneficial ownership of the Reporting Persons is 216,906,166 Shares, as reflected herein, which number includes the Shares that may be purchased upon exercise of the 2016 Warrants.

The foregoing description of the Agreement Amendment No. 2 is qualified in its entirety by reference to the full text of the Agreement Amendment No. 2, incorporated by reference herein as Exhibit 99.7 hereto.  The foregoing description of the 2016 Warrants is qualified in its entirety by reference to the full text of the 2016 Warrants, incorporated herein by reference herein as Exhibit 99.8 hereto.

Page 5 of 8 Pages

 Item 7.                 Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Power of Attorney, dated August 30, 2016, relating to Mubadala Development Company PJSC.
99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007).
99.3	Agreement of Joint Filing (incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 16, 2008).
99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.5
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.6	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).
99.7	Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016.
99.8	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 2, 2016

MUBADALA DEVELOPMENT COMPANY PJSC

By:	/s/ Samak L. Azar
	Name:	Samak L. Azar
	Title:	Authorized Signatory

WEST COAST HITECH L.P. by its general partner, WEST COAST HITECH G.P., LTD.

By:	/s/ Samak L. Azar
	Name:	Samak L. Azar
	Title:	Authorized Signatory

WEST COAST HITECH G.P., LTD.

By:	/s/ Samak L. Azar
	Name:	Samak L. Azar
	Title:	Authorized Signatory

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Power of Attorney, dated August 30, 2016, relating to Mubadala Development Company PJSC.
99.2	Power of Attorney (incorporated by reference from Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on November 27, 2007).
99.3	Agreement of Joint Filing (incorporated by reference from Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 16, 2008).
99.4
Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on October 16, 2008).

99.5
Amendment to Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on December 5, 2008).

99.6	Warrant to Purchase 35,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 4.1 to AMD’s Registration Statement on Form S-3, filed on March 2, 2009).
99.7	Amendment No. 2 to Master Transaction Agreement, among Advanced Micro Devices, Inc., Mubadala Technology Investments LLC, and West Coast Hitech L.P., dated August 30, 2016.
99.8	Warrant to Purchase 75,000,000 Shares of Common Stock of Advanced Micro Devices, Inc. (incorporated by reference from Exhibit 10.1 to AMD’s Current Report on Form 8-K, filed on August 31, 2016).

Page 8 of 8 Pages